SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒    Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

or

☐    Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to	Commission file number 1-8610

BellSouth Savings and

Security Plan

AT&T Inc.

175 E. Houston Street

San Antonio, Texas 78205-2255

BELLSOUTH SAVINGS AND SECURITY PLAN

Page
Report of Independent Registered Public Accounting Firm	2

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2006	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2006 and 2005	5

Notes to Financial Statements	6

Signature Page	18

Supplemental Schedules* Schedule of Assets (Held at End of Year)	19

*  Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	20

Exhibit 23.2 - Consent of Independent Registered Public Accounting Firm	21

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Plan Administrator

BellSouth Savings and Security Plan

We have audited the accompanying statement of net assets available for benefits of the BellSouth Savings and Security Plan (the “Plan”) as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2006 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2006 basic financial statements taken as a whole.

McConnell & Jones LLP

Houston, Texas

June 22, 2007

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

BellSouth Savings and Security Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the BellSouth Savings and Security Plan (the “Plan”) at December 31, 2005, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Atlanta, Georgia

June 28, 2006

BELLSOUTH  SAVINGS  AND  SECURITY  PLAN

STATEMENTS  OF  NET  ASSETS  AVAILABLE FOR  BENEFITS

December  31,  2005 and 2006

(In  Thousands)

	2006	2005

ASSETS
Share of Master Savings Trust net assets at fair value	$2,764,289	$2,224,495
Participant loans	40,244	33,433

Total Investments	2,804,533	2,257,928
Employee contributions receivable	3,711	3,510
Employer contributions receivable	1,530	1,876
Other receivables	3,190	2,383

Total Assets	2,812,964	2,265,697

LIABILITIES
Other payables	8,315	7,119

Total Liabilities	8,315	7,119

Net Assets Available for Benefits at fair value	2,804,649	2,258,578
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,395)	(2,212)

Net Assets Available for Benefits	$2,800,254	$2,256,366

The accompanying notes are an integral part of these financial statements

BELLSOUTH  SAVINGS  AND  SECURITY  PLAN

STATEMENTS  OF  CHANGES  IN  NET  ASSETS  AVAILABLE  FOR  BENEFITS

Years  Ended  December  31,  2006 and 2005

(In  Thousands)

	2006	2005

Net Assets Available for Benefits at beginning of year	$2,256,366	$2,241,489

Employee contributions	110,343	100,212
Employer contributions	43,277	45,943
Transfer of participants' balances—net	(3,696)	(11,795)

Total Contributions and Transfers	149,924	134,360
Share of Master Savings Trust investment activities	673,313	101,000
Interest on participant loans	2,377	1,762

Total additions	825,614	237,122

Less: Distributions to participants	(281,726)	(222,245)
Net change	543,888	14,877

Net Assets Available for Benefits at end of year	$2,800,254	$2,256,366

The accompanying notes are an integral part of these financial statements

BELLSOUTH SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands, Except Per-Participant Amounts)

1.     Plan Description

General

The following description of the BellSouth Savings and Security Plan (the “Plan”) provides only general information. For additional information, participants should refer to the Plan Prospectus/Summary Plan Description, as supplemented (“SPD”). A copy of the SPD can be obtained either online through Benefits at your Fingertips or by calling the BellSouth Participant Service Center at 1-866-697-1006. In addition, copies of the Plan, trust agreement and other related documents which include details of the Plan can be obtained by writing to: Secretary, BellSouth Savings and Security Plan Committee, Room 13C09, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309-3610.

The Plan was established by BellSouth Corporation (“BellSouth”) to provide a convenient way for represented employees to save for their retirement on a long-term basis and to acquire an ownership interest in BellSouth. The Plan consists of three parts: one is a profit sharing plan which includes a qualified cash or deferred arrangement and which is intended to qualify as such under Sections 401(a), 401(k) and 401(m) and related sections of the Internal Revenue Code of 1986, as amended (the “Code”); the second part is an Employee Stock Ownership Plan (“ESOP”) which is designed as a stock bonus plan to invest primarily in shares of BellSouth Common Stock and which is intended to qualify under Sections 401(a), 401(m) and 4975(e)(7) and related sections of the Code; and the third part is an employee stock ownership plan which is designed as a stock bonus plan to invest primarily in BellSouth shares held in the BellSouth Stock Fund and which is intended to qualify as such under Code sections 401(a), 401(k), 401(m) and 4975(e)(7) and related sections of the Code. As such, participants invested in the BellSouth Stock Fund may elect to have their quarterly dividends either reinvested in the fund or passed-through and paid to them outside the Plan in cash as taxable income. Effective March 15, 2002, participants in the Plan were able to diversify their past and future company match, previously held in the ESOP Allocated Shares Fund. Effective July 1, 2003, participants having shares in their Allocated ESOP fund were able to elect to have their quarterly dividends either reinvested in the fund or passed-through and paid to them outside the Plan in cash as taxable ordinary income. All regular full-time and part-time employees of participating BellSouth companies who are covered by a collective bargaining agreement and have completed at least one year of service are eligible to participate. The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Effective March 31, 2004, the ESOP Allocated Shares were merged into the BellSouth Stock Fund and the quarterly dividend election with respect to the BellSouth Stock Fund was applied to the merged Allocated ESOP shares for dividends payable on or after April 1, 2004. Upon the ESOP allocated shares merger into the BellSouth Stock Fund, the Employee Stock Ownership Plan (“ESOP”) terminated.

Effective January 1, 2004, participants’ Basic Contributions receive matching contributions in cash, allocated to investment funds with the same elections used for employee deferrals.

Master Trust

For investment purposes, substantially all investable assets of the Plan are held in the BellSouth Master Savings Trust (“the Master Savings Trust”). The Master Savings Trust also holds the investable assets of the BellSouth Retirement Savings Plan (“BRSP”).

The values of investments on the Statement of Net Assets Available for Benefit for December 31, 2006 are determined based on the closing price of the investment on the last business day of the year, which was December 29. Following the close of business on December 29, 2006, BellSouth was acquired by AT&T Inc. (AT&T). As a result of the acquisition the BellSouth common stock held in the BellSouth Stock Fund was converted to AT&T common stock based on a conversion ratio of 1.325 AT&T shares for each share of

BELLSOUTH SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

1.    Plan Description—(continued)

BellSouth common stock owned by the Master Trust and any fractional shares were paid to the Master Trust in cash. The Master Trust has reflected the conversion of BellSouth common stock to AT&T common stock on the first business day following the acquisition and recorded $2,009,948 or 56,222,332.425 shares of AT&T common stock.

Out of convenience to the reader, all references to company common stock held in the Master Trust are noted in BellSouth shares.

Investment Options

At December 31, 2006 and 2005, the Master Savings Trust’s investments were comprised of the following investment vehicles in relation to the Plan: BellSouth Stock Fund, Indexed Stock Fund, Interest Income Fund, Bond Fund, Balanced Fund and the following mutual funds: Fidelity Growth & Income Portfolio, Vanguard Growth Index—Institutional, DFA U.S. Small Cap Value II Fund, T. Rowe Price Mid-Cap Growth, DFA U.S. Large Cap Value II Fund and DFA International Value II Fund. Effective April 1, 2006, BGI LifePath portfolios were added as investment options to include the 2010, 2020, 2030, 2040 and Retirement funds.

Concentrations of Risk

At December 31, 2006 and 2005, the Plan’s assets were significantly concentrated in shares of BellSouth Common Stock, the value of which is subject to fluctuations related to corporate, industry and economic factors.

The Plan’s other investment options include a variety of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities subject participants to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Vesting

Participant contributions vest immediately. Company matching contributions vest upon a participant’s completion of three years of vesting eligibility service. One year of vesting service is earned upon a participant’s completion of 1,000 work hours during any calendar year.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 minus the highest outstanding loan principal balance over the previous twelve months or 50 percent of their before-tax account balances as defined by the Plan document and any amounts rolled over to the Plan from other qualified plans. Loan balances are secured by the assets allocated to the participants’ accounts and bear interest at various rates which ranged from 5.00% to 10.5% at December 31, 2006 and 2005. Principal and interest are paid ratably through periodic payroll deductions for active employees and by coupon for nonactive employees.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or installment payments. If the vested balance is $1,000 or less, the full amount will be distributed in a lump-sum.

BELLSOUTH SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

1.    Plan Description—(continued)

Service Providers

State Street Bank & Trust Company serves as the Trustee for the Master Savings Trust. Fidelity Investments, Inc. serves as the recordkeeper and service center for the Plan.

2.    Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

With respect to the Statements of Net Assets Available for Benefits for the years presented, the allocated Share of Master Savings Trust Net Assets includes investments at fair value, accrued interest income, accrued dividends, receivables for investments sold, payables for investments purchased and accrued administrative expenses of the Master Savings Trust.

With respect to the Statements of Changes in Net Assets Available for Benefits for the years presented, the allocated Share of Master Savings Trust investment activities includes the sum of realized gains, net of realized losses, the net change in unrealized appreciation/(depreciation) of the fair value of the investments, interest income, dividends, investment manager fees and other administrative fees paid by the Master Savings Trust.

Benefit payments are generally recorded when paid.

Certain 2005 amounts have been reclassified to conform to the 2006 presentation.

3.    Contributions

Employee contributions to the Plan are recorded based upon authorized basic and supplemental contributions. The maximum basic contribution rate was $65 per week for 2006 and 2005. Participants may contribute up to the IRS limit of their eligible compensation to the Plan on a before-tax basis.

Effective January 1, 2005, BellSouth implemented a catch-up contribution feature which allowed eligible participants to contribute an additional $4,000 in 2005. This amount increases to $5,000 in 2006 after which it may be adjusted annually for inflation in $500 dollar increments.

As discussed in Section 3 of the Plan document, participants may also rollover amounts into the Plan from other qualified plans.

In the 2006 and 2005 plan years, matching contributions were made in cash allocated to the funds invested in by the participant. The rate of the employing company matching contribution remains in effect for a twelve-month period from April 1 through March 31 and may vary by business unit. The employing company makes a matching contribution that is a percentage of the employee’s basic contribution. The ranges of matching contribution rates for the two years ended December 31, 2005 were as follows:

	2006	2005
January-March	81%	64%
April-December	64%	81%

4.    Plan Expenses

Each participant in the Plan is charged a flat annual fee for Plan administrative expenses, including recordkeeping, trustee and other expenses considered reasonable by the Plan administrator. The fee is divided on

BELLSOUTH SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

4.    Plan Expenses—(continued)

a pro rata basis among each investment option of the participant. The per-participant fee is $36.00 for 2006 and 2005. Additional fees are charged to individual participants for various services provided by the Plan’s recordkeeper.

Investment manager fees are paid by the Master Savings Trust. The Plan’s share of investment manager fees included in allocated share of Trust investment activities in the Statements of Changes in Net Assets Available for Benefits for the years presented, were as follows:

	For the Year Ended December 31, (in 000’s)
	2006	2005
BellSouth Stock Fund	$127	$120
Indexed Stock Fund	16	15
Interest Income Fund	201	187
Balanced Fund	54	51
Bond Fund	114	102

	$512	$475

Mutual funds incur operating expenses which reduce the overall return of the respective mutual fund. These expenses, expressed as percentages of fund assets, which were assessed against the mutual funds by their respective managers, were as follows:

	For the Year Ended December 31,
	2006	2005
Vanguard Growth Index-Institutional	0.08%	0.11%
Fidelity Growth & Income Portfolio	0.68%	0.68%
T. Rowe Price Mid-Cap Growth	0.83%	0.80%
DFA U.S. Small Cap Value II Fund	0.28%	0.27%
DFA International Value II Fund	0.37%	0.31%
DFA U.S. Large Cap Value II Fund	0.21%	0.18%
BGI LifePath Funds	0.20%	—

5.    Tax Status

The Plan was amended and restated effective July 1, 2001 to comply with the provisions of the GUST amendment to ERISA. The following acts are collectively referred to as the GUST amendment: the Retirement Protection Act of 1994, Uniformed Services Employment and Reemployment Rights Act of 1994, Small Business Job Protection Act of 1996, Taxpayer Relief Act of 1997, and the Internal Revenue Service Restructuring and Reform Act of 1998.

The Internal Revenue Service has determined and informed BellSouth by a favorable determination letter dated January 17, 2003 that the Plan and related Trust meet the requirements of Section 401(a) of the Code and are exempt from federal income taxes under Section 501(a) of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s ERISA counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

BELLSOUTH SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

5.    Tax Status—(continued)

The federal income tax effects on participants with respect to the Plan are described in the SPD.

6.    Termination Priorities

BellSouth intends to continue the Plan indefinitely but reserves the right to terminate or amend it. In the event the Plan is terminated and if BellSouth or its subsidiaries sponsor another defined contribution plan, the participants may elect to have their account balances transferred to the other plan. If BellSouth or its subsidiaries do not sponsor such a plan, the participants would receive a lump-sum distribution of the value of their account balances.

7.    Interest in BellSouth Master Savings Trust

The assets of the Plan are held in the Master Savings Trust and are commingled with the assets of the BellSouth Retirement Savings Plan. The assets of the Master Savings Trust are allocated to the Plan based upon the total of each individual plan participant’s share of the Master Savings Trust’s net assets. The Plan’s allocated share of the total net assets of all investments in the Master Savings Trust was 32.64% at December 31, 2006 and 30.51% at December 31, 2005. The Plan’s allocated shares of the net assets of each fund in the Master Savings Trust at December 31, 2006 and 2005 were as follows:

	2006	2005
BellSouth Stock Fund	46.34%	44.33%
Indexed Stock Fund	16.67%	15.44%
Interest Income Fund	30.74%	28.71%
Vanguard Growth Index-Institutional	33.04%	31.27%
Fidelity Growth & Income Portfolio	32.29%	30.63%
Balanced Fund	28.32%	26.22%
Bond Fund	24.14%	23.48%
T. Rowe Price Mid-Cap Growth	31.41%	29.41%
DFA U.S. Small Cap Value II Fund	30.89%	29.81%
DFA International Value II Fund	29.43%	29.31%
DFA U.S. Large Cap Value II Fund	30.69%	30.49%
BGI LifePath 2010 Fund	21.12%	—
BGI LifePath 2020 Fund	24.72%	—
BGI LifePath 2030 Fund	31.62%	—
BGI LifePath 2040 Fund	27.48%	—
BGI LifePath Retirement Fund	30.94%	—
Other	35.73%	41.15%

BELLSOUTH SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

7.    Interest in BellSouth Master Savings Trust—(continued)

The financial position of the Master Savings Trust at December 31, 2006 and 2005 was as follows:

Assets:	2006 (in 000s)		2005 (in 000s)
Investments at value:
BellSouth Stock Fund:
BellSouth Common Stock	$1,999,062	#	$1,600,771	#
Temporary cash investments	40,775		6,023
Indexed Stock Fund:
Equity Index Fund	738,497	#	776,572	#
Interest Income Fund:
Security backed investments	2,168,909	#	2,017,659	#
Temporary cash investments	45,517		30,394
Vanguard Growth Index-Institutional	208,775		205,457
Fidelity Growth & Income Portfolio	242,353		247,463
Balanced Fund:
Equities	154,517		147,711
Fixed income securities	1,049		2,682
Temporary cash investments	18,238		15,009
Variation margin receivable/(payable)	(49)		(6)
Bond Fund:
Fixed income securities	213,537		248,464
Temporary cash investments	20,691		10,985
T. Rowe Price Mid-Cap Growth	569,396	#	576,143	#
DFA U.S. Small Cap Value II Fund	710,905	#	603,919	#
DFA International Value II Fund	658,961	#	370,188	#
DFA U.S. Large Cap Value II Fund	507,882	#	353,775
BrokerageLink Account:
Equities	55,093		50,782
Registered investment company	49,585		44,730
Fixed income securities	285		221
Temporary cash investments	22,324		18,757
BGI LifePath 2010 Fund	20,567		—
BGI LifePath 2020 Fund	12,271		—
BGI LifePath 2030 Fund	6,135		—
BGI LifePath 2040 Fund	5,150		—
BGI LifePath Retirement Fund	8,725		—
Other:
Temporary cash investments	19,482		14,001
Dividends and interest income receivable	10,858		9,383
Receivable for investments sold	3,510		12,773

	8,513,000		7,363,856
Liabilities:
Payable for investments purchased	45,033		70,103
Other payables	783		1,645

Trust net assets at fair value	8,467,184		7,292,108
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(14,297)		(7,703)

Trust net assets	$8,452,887		$7,284,405

# Represents an individual investment which is 5% or more of the Net Assets of the Master Savings Trust.

BELLSOUTH SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

7.    Interest in BellSouth Master Savings Trust—(continued)

Valuation of Investments

Investment securities, other than debt securities, listed on either a national or foreign securities exchange or traded in the over-the-counter National Market System are generally valued each business day at the official closing price (typically the last reported sale price) on the exchange on which the security is primarily traded. If there are no current day sales, the securities are valued at their last quoted bid price. Other securities traded over-the-counter and not part of the National Market System arc valued at their last quoted bid price. Debt securities (other than certain short-term obligations) are valued each business day by an independent pricing service or broker approved by the Trustee. Master Trust investments in any investment companies, unit investment trusts or similar investment funds are valued daily at their closing net asset values (or unit value) per share. Any other securities for which market quotations are not readily available are valued at their fair value as determined in good faith by the Trustee. There are inherent limitations in any estimation technique and the amounts realized in a subsequent sale may differ from the amounts recorded and such differences may be material. Short term debt securities are valued at market value.

The Master Savings Trust offers investment options to the participants through various managed accounts which are valued on a unitized basis, based on the underlying assets of each account. The managed accounts include the Interest Income Fund, the Balanced Fund, the Indexed Stock Fund and the Bond Fund.

Interest Income Fund

Assets in the Interest Income Fund include derivative financial instruments and temporary cash investments. The most significant of the derivatives, guaranteed investment contracts (“GICs”) including synthetic GIC’s, are used to offer a fixed interest rate of return over time, in which the principal and interest components can be accessed at book value. Synthetic GIC’s are actively managed collateralized portfolios which offer increased credit quality over traditional GIC’s.

•	Temporary Cash Investments—These are short-term money market investments, maturing in less than twelve months, that are necessary to meet daily liquidity needs.

•

General Account Investment Contracts—These contracts are also referred to as traditional investment contracts. An investment contract is termed “general account” when the assets committed to the contract are commingled with other general assets of the contract issuer. The contract issuer promises to return the invested principal plus a stated rate of interest upon maturity. The quality of the promise is a function of the financial condition of the contract issuer.

•

Security Backed Investments—These are generic terms which refer to investment contracts other than “traditional” general account investment contracts as defined above. These investments consist of a combination of marketable securities, owned directly by the Plan or as units of a separate account or trust owned by the Plan, and an investment contract that provides liquidity for eligible employee benefits at book value.

—	Group Trust Investment Contracts—Group Trust refers to the INVESCO Group Trust for Retirement Benefit Plans. The INVESCO Group Trust contains a series of commingled investment funds, available only to INVESCO clients, constructed to provide a stable value portfolio with the beneficial elements of various fixed income management strategies. The Plan’s investment in any one of the various INVESCO Group Trust Funds is unitized and may be “wrapped” by an independent financial institution through the issuance of an investment contract.

BELLSOUTH SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

7.    Interest in BellSouth Master Savings Trust—(continued)

—	Separate Account Investment Contracts—An investment contract is termed “separate account” when the assets committed to the contract are segregated from the general assets of the contract issuer through the use of a specifically identifiable separate account. The separate account may be comprised of investments from one Plan or Trust, or comprised of investments from multiple qualified retirement Plans and Trusts. Though ownership of the assets held in a separate account is retained by the contract issuer, the assets are protected from liabilities arising from the contract issuers’ general operations. The investment performance of a separate account investment contract may be a function of the investment performance of the investments held in the separate account.

—	Synthetic Investment Contract—The term “synthetic” investment contract is used to describe a variety of investment contracts under which a Plan retains ownership of the invested assets, or owns units of an account or trust which holds the invested assets. A “synthetic” investment contract, also referred to as a “wrap” contract, is negotiated with an independent financial institution. Under the terms of these investment contracts, the contract issuer ensures the Plan’s ability to pay eligible employee benefits at book value. The investment performance of a synthetic investment contract may be a function of the investment performance of the invested assets.

The Interest Income Fund (the Fund) consists of benefit responsive investment contracts with financial institutions that promise to repay principal plus accrued income at contract maturity. The Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

The guaranteed investment contract is fully benefit-responsive, therefore the contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Master Trust by the financial institution, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero. Such interest rates are reviewed on a monthly basis for resetting.

Certain events limit the ability of the Plan to transact at contact value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

For the years ended December 31, 2006 and 2005, the average yields on these contracts were as follows:

Average yields:	2006	2005
Based on actual earnings	4.984%	4.840%

Based on interest rate credited to participants	4.908%	4.569%

BELLSOUTH SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

7.    Interest in BellSouth Master Savings Trust—(continued)

Balanced Fund

Assets in the Balanced Fund include investments in derivatives, consisting of highly liquid exchange traded equity and debt futures. The derivatives are used primarily to rebalance the fixed income/equity allocation of the Trust’s portfolio.

A futures contract is an agreement between two parties to buy and sell a financial instrument at a set price on a future date. Generally, upon entering into such a contract, the Master Trust is required to pledge to the broker an amount of cash or securities equal to the minimum “initial margin” requirements of the exchange. Pursuant to the contract, the Master Trust agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in value of the contract. Such receipts or payments are known as “variation margin” and are recorded by the Master Trust as unrealized appreciation or depreciation. When the contract is closed the Master Trust records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed. Risks arise from the possible inability of counter-parties to meet the terms of their contracts and from movements in currency values. Risks of entering into futures contracts include: (1) the risk that the price of the futures contracts may not move in the same direction as the price of the securities in the various markets; (2) the risk that there will be no liquid secondary market when the Master Trust attempts to enter into a closing position; (3) the risk that the Master Trust will lose an amount in excess of the initial margin deposit.

As of December 31, 2006 and 2005, open futures positions represented less than one percent of total investments. Open futures contracts as of December 31, 2006 and 2005 are as follows:

	2006			2005
Description	Expiration Month	Number of Contracts	Unrealized Appreciation/ (Depreciation) (in 000’s)	Expiration Month	Number of Contracts	Unrealized Appreciation/ (Depreciation) (in 000’s)
S&P 500 Index Futures	03/07	40	$(54)	03/06	53	$17
U.S. Treasury Bonds Futures	03/07	(50)	5	03/06	(60)	(147)

Total			$(49)			$(130)

A United States Treasury Bill security with a market value of $1,048,581 is pledged as collateral for the aforementioned open futures contracts.

Indexed Stock Fund

Assets in the Indexed Stock Fund include investments in the large cap segment of the U.S. equity market to approximate the risk and return characteristics of the S&P 500 Index.

BELLSOUTH SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

7.    Interest in BellSouth Master Savings Trust—(continued)

Bond Fund

Assets in the Bond Fund include a broad array of U.S. Treasury and U.S. Government agency, corporate and mortgage bonds. In addition, the Bond Fund is party to the following types of investment activities.

•

Delayed Delivery Transactions—The Bond Fund may purchase or sell securities on a when-issued or delayed delivery basis. These transactions involve a commitment by the Bond Fund to purchase or sell securities for a predetermined price or yield, with payment and delivery taking place beyond the customary settlement period. When delayed delivery purchases are outstanding, the Bond Fund, or one of its sub-advisors, will set aside or earmark internally until the settlement date, liquid assets in an amount sufficient to meet the purchase price. When purchasing a security on a delayed delivery basis, the Bond Fund assumes the rights and risks of ownership, including the risk of price and yield fluctuations, and takes such fluctuations into account when determining its net asset value. The Bond Fund may dispose of or renegotiate a delayed delivery transaction after it is entered into, and may sell when-issued securities before they are delivered, which may result in a capital gain or loss. As of December 31, 2006 and 2005, delayed delivery transactions represented less than one percent of total investments.

•

Inflation Indexed Bonds—The Bond Fund may purchase inflation-indexed bonds which are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. Over the life of the bond, interest will be paid based on a principal value adjusted for inflation. Any increase in the principal value is considered interest income, even though the Bond Fund will not receive the principal until sold or until maturity.

Securities Transactions and Investment Income

Security transactions are accounted for on the trade date. Securities purchased or sold on a when-issued or delayed delivery basis, if any, may be settled a month or more after the trade date. Realized gains and losses from security and currency transactions are determined on the basis of average cost. Dividend income is recognized on the ex-dividend date and interest income is recognized on the accrual basis. Corporate actions are recorded on the ex-date. Premiums and discounts on fixed income securities are amortized. Realized gains and losses as well as the current unrealized gains and losses of investments are recorded currently to income.

Investment activities of the Master Savings Trust are allocated to the Plan based upon the total of each individual Plan participant’s share of the Master Savings Trust investment activities during the year ended December 31, 2006 and 2005.

BELLSOUTH SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

7.    Interest in BellSouth Master Savings Trust—(continued)

The Master Savings Trust investment activities for the years ended December 31, 2006 and 2005 were as follows:

	For the Year Ended December 31, (in 000’s)
	2006	2005
Investment Activities:
Dividends on shares of BellSouth Common Stock and mutual funds	$258,311	$212,327
Interest Income Fund income	98,530	88,674
Other interest	24,402	15,211
Net change in realized and unrealized gains on investments	1,375,489	53,902
Investment manager fees	(1,740)	(1,691)
Other fees	(3,986)	(3,906)

Net investment activities	$1,751,006	$364,517

During 2006 and 2005, the Trust’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,375,489 and $53,902, respectively as follows:

	For the Year Ended December 31, (in 000’s)
	2006	2005
Common stock	$1,011,240	$(56,093)
Common collective trust	125,123	44,136
Registered investment company	239,642	68,512
US government securities	(306)	(1,919)
US government agency securities	151	(883)
Corporate bonds	63	(87)
Mortgages and other	(424)	236

	$1,375,489	$53,902

8.    Related Party Transactions

Certain Plan investments are funds managed by Fidelity Investments, Inc. (the recordkeeper) and State Street Bank and Trust Company (the Trustee) and, therefore, qualify as party-in-interest transactions. Other party-in-interest investments held by the Plan include Company common stock totaling $1,999,062 and $1,600,771 at December 31, 2006 and 2005, respectively, and participant loans totaling $40,244 and $33,433 at December 31, 2006 and 2005, respectively.

9.    Commitments and Contingencies

In 2002, three substantially identical class action lawsuits were filed in the United States District Court for the Northern District of Georgia against BellSouth, its directors, three of its senior officers, and other individuals, alleging violations of ERISA. In January 2004, a fourth ERISA class action lawsuit was filed in the same court. All of these cases were consolidated and an Amended Consolidated Complaint was filed on April 2, 2004. The parties reached a settlement of the ERISA lawsuits on behalf of BellSouth’s 401(k) plans and certain participants

BELLSOUTH SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

9.    Commitments and Contingencies—(continued)

who brought claims individually and on behalf of the Plans pursuant to ERISA section 501(a)(2) and, on December 7, 2006, that settlement was approved by the court. BellSouth does not expect the settlement to have a material effect on the Company. The principal terms of the settlement increases the minimum levels below which Company matching contributions may not fall for a three-year period. The settlement does not require any other unreimbursed cash payments by the Company.

10.     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the Form 5500 to the financial statements:

December 31, 2006
Net assets per Form 5500 Schedule H, line L	$2,804,649
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,395)

Net assets available for benefits per the financial statements	$2,800,254

The following is a reconciliation of net investment gain from master trust investment accounts per the Form 5500 to the financial statements:

2006
Net investment gain from master trust accounts per Form 5500 Schedule H, line 2b(8)	$677,708
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,395)

Net investment gain from master trust accounts per the financial statements	$673,313

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the BellSouth Savings and Security Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

BellSouth Savings and Security Plan

By: AT&T Inc.

By:    /s/    JOHN J. STEPHENS

          John J. Stephens

          Senior Vice President and Controller

Date:    June 29, 2007

AT&T INC. CORPORATION

BELLSOUTH SAVINGS AND SECURITY PLAN

EIN# 58-1533433/PLAN#004

PLAN YEAR ENDED 12/31/2006

SUPPLEMENTAL SCHEDULE H,

LINE 4I-SCHEDULE 1

BELLSOUTH SAVINGS AND SECURITY PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(A)	(B) Identity of issue, borrower, lessor, or similar party	(C) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(D) Cost**	(E) Current value
*	Participant Loans	5.00% – 10.50% at varying maturity dates	—	$40,243,545

Total Participant Loans				$40,243,545

*	Represents a party in interest to the Plan
**	Cost is not required for participant directed investments in an individual account plan